SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of December 2005

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  |X|        Form 20-F         |_|      Form 40-F

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

       NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

       NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

       Indicate  by  check  mark  whether  the   registrant  by  furnishing  the
       information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                         |_|      Yes               |X|      No

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated December 12, 2005.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     ELBIT SYSTEMS LTD.
                                     (Registrant)

                                     By:  /s/ Ilan Pacholder
                                          --------------------------------------
                                     Name:  Ilan Pacholder
                                     Title: Corporate Secretary

Dated:  December 12, 2005

                                  EXHIBIT INDEX

    EXHIBIT NO.     DESCRIPTION

    1.              Press release dated December 12, 2005.

                                                                       EXHIBIT 1

[LOGO OF ELBIT SYSTEMS]

                ELBIT SYSTEMS OF AMERICA'S SUBSIDIARY, KOLLSMAN,
                      AWARDED $33.6 MILLION INITIAL ORDERS
                   FOR LONG RANGE THERMAL IMAGERS FOR THE USMC

                 POTENTIAL FOR UP TO $250 MILLION IN ADDITIONAL
                           ORDERS UNDER IDIQ CONTRACT

Haifa, 12 December, 2005 - Elbit Systems Ltd, (NASDAQ:ESLT) reported that its U.S. subsidiary Kollsman, Inc., was awarded initial orders in the amount of $33.6 million to provide high-performance Thermal Binocular System Long Range Thermal Imagers (LRTI) for the U.S. Marine Corps. The LRTI is a portable binocular, hand-held, battery-operated thermal imager for long-range observation and reconnaissance. Initial deliveries will be made in 2006 and 2007. The majority of the work under the contract will be performed by Kollsman in Merrimack, New Hampshire, with support being provided by Elbit Systems Electro-Optics Elop Ltd., a wholly owned Israeli subsidiary of Elbit Systems Ltd.

The initial orders were placed under an indefinite  delivery/indefinite quantity
(IDIQ) contract awarded by the U.S. Marine Corps Systems Command, Infantry Weapons Branch in Quantico, Virginia. Under the IDIQ contract the U.S. Government may purchase up to 5,000 LRTI's as well as spare parts, contractor maintenance and training items over a five-year period. Therefore, there is the potential for up to $250 million in additional orders to Kollsman under the IDIQ contract.

According to Elbit Systems of America's President and CEO Tim Taylor: "The LRTI will provide ground troops with an effective means of operation that is a crucial part of field operations. We are very proud that Kollsman has been selected for this important program in support of the Marine Corps."

ABOUT KOLLSMAN, INC.

Kollsman, Inc., an Elbit Systems of America company, headquartered in Merrimack, New Hampshire, is a multi-disciplined research, development, manufacturing and support organization which provides advanced electro-optical and avionics systems to U.S. and foreign commercial and military markets.

ABOUT ELBIT SYSTEMS OF AMERICA:

Elbit Systems of America (ESA) is a leading provider of electronics and electronics-based solutions to government and commercial aviation customers in the defense, homeland security, and aerospace markets. Headquartered in Fort Worth, TX, Elbit Systems of America employs approximately 1,200 professionals throughout the United States. ESA is a wholly owned subsidiary of Elbit Systems Ltd. (NASDAQ:ESLT). Additional information about Elbit Systems of America and its operating businesses is available at www.elbitsystemsofamerica.com.

ABOUT ELBIT SYSTEMS

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

CONTACTS
--------

COMPANY CONTACT                                           IR CONTACTS
Ilan  Pacholder,   Corporate   Secretary  and  VP         Ehud Helft/Kenny Green
   Finance & Capital Markets
  ELBIT SYSTEMS LTD.                                      GK INTERNATIONAL
Tel:  972-4  831-6632                                     Tel: 1-866-704-6710
Fax: 972-4  831- 6659                                     Fax: 972-3-607-4711
pacholder@elbit.co.il                                     ehud@gk-biz.com
                                                          kenny@gk-biz.com


STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION